April 30, 2010

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:          Blackstone / GSO Senior Floating Rate Term Fund

Registration Statement on Form N-2, File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Senior Floating Rate Term Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on April 29, 2010, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

Prospectus Cover

1.  Remove the “Estimated offering expenses” line item consistent with the applicable Form N-2 requirement.

In response to the Staff’s comment, the Fund has removed the line item “Estimated offering expenses” from the cover table.  The offering expenses are described in footnote 3 to the table.

Prospectus

2.  Please confirm that the Fund will continue to pay the advisory fee after the reinvestment period has concluded.

In response to the Staff’s comment, pages 5 and 44 of the Registration Statement have been revised to state the following:

“The Adviser will continue receiving a fee for investment advisory services after the reinvestment period on the Fund’s Managed Assets.”

We would also like to note that after the reinvestment period, the Adviser will continue to actively manage the Fund’s portfolio.

3.  Revise the disclosure to the discussion captioned “Leverage” to disclose the maximum amount the Fund may leverage in all forms as to reference the Fund’s total assets.

In response to the Staff’s comment, page 45 of the Registration Statement has been revised to remove the following sentence:

“Under the Investment Company Act, the Fund may utilize leverage in the form of borrowings in an aggregate amount of up to 33 1/3 of the Fund’s Managed Assets and may utilize leverage in the form of preferred shares in an aggregate amount of up to 50% of the Fund’s Managed Assets.”

In addition, in response to the Staff’s comment, the Fund refers the Staff to the following disclosure on pages 45 and 46 of the Registration Statement:

“The Fund currently intends to lever through the issuance of preferred shares. Under the Investment Company Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund’s total assets is at least 200% of the liquidation value of its outstanding preferred shares plus its outstanding liabilities and indebtedness. If preferred shares are issued, the Fund intends, to the extent possible, to purchase or redeem preferred shares from time to time to the extent necessary in order to maintain coverage of any preferred shares of at least 200%.”

“Under the Investment Company Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33 1/3% of the Fund’s Managed Assets). In addition, the Fund is not permitted to declare any cash distribution on its common shares unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined after deducting the amount of such distribution) is at  least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%.”

4.  Revise the disclosure in the Annual Expenses table to remove “(including cost of issuing preferred shares)” from the “Other expenses” line item.

In response to the Staff’s comment, the Fund has removed “(including cost of issuing preferred shares)” from the line item “Other expense” from the Annual Expenses table.  In addition, certain of the numbers in the table have been updated accordingly.

5.  Disclosure sub-captioned “The Fund’s Investments — Pre-Funded Letter of Credit Loans” discusses these instruments. Please clarify whether the Fund purchases entire prefunded letter of credit term loans or participations in such investments.

In response to the Staff’s comment, page 35 of the Registration Statement has been revised to state the following:

“The Fund may purchase participations in prefunded letter of credit loans (a “prefunded L/C loan”).”

In addition, in response to the Staff’s comment, page 36 of the Registration has been revised to state the following:

“When the Fund purchases a participation in a prefunded L/C loan, the proceeds of the purchase are deposited in a collateral account, which backs an L/C loan by the agent bank to the Borrower to support trade or other financing.”

6.  Disclosure sub-captioned “Portfolio Composition” lists a number of investments as to which the Fund may invest.  With respect to CLOs indicate the rate of default that will eliminate or consume the collateral backing the lowest tranches of CLOs.

In response to the Staff’s comment, page 38 of the Registration Statement has been revised to state the following:

“When investing in CLOs, the Fund will not invest in equity tranches, which are the lowest tranche.  However, the Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or nonpayment of interest than more senior tranches of the CLO.  In addition, the Fund intends to invest in CLOs consisting primarily of individual Senior Loans of Borrowers and not repackaged CLO obligations from other high risk pools.”

In addition, in response to the Staff’s comment, the Fund respectfully submits that the rate of default necessary to eliminate or consume the collateral backing the lowest tranches of CLOs is specific to each particular CLO and dependent on many factors including credit quality of the individual loans underlying the CLO, the structure of the CLO, purchase price of the CLO tranche and active management of the CLO.  CLOs are very different in terms of the tranches available to invest in and the size and quality of each tranche.  A rate of default that would be accurate for CLOs generally cannot be given.

7.  In response to a previous Staff comment, the Fund had removed the following disclosure “Disclosure sub-captioned “Risks — Senior Loan Based Derivatives Risk”” Please reinsert the following disclosure: “The Fund may obtain exposure to Senior Loans through the use of derivative instruments, which have recently become increasingly available.  The Adviser may utilize these instruments and similar instruments that may be available in the future.”

In response to the Staff’s comment, pages 12 and 50 of the Registration Statement have been revised to state:

“The Fund may obtain exposure to Senior Loans through the use of derivative instruments, which have become increasingly available.  Although the Fund does not have an intention to do so, the Fund may utilize these instruments and similar instruments that may be available in the future.  Derivative transactions involve the risk of loss due to unanticipated adverse changes in securities prices, interest rates, the inability to close out a position, imperfect correlation between a position and the desired hedge, tax constraints on closing out positions and portfolio management constraints on securities subject to such transactions. The potential loss on derivative instruments may be substantial relative to the initial investment therein. The Fund may also be subject to the risk that the counterparty in a derivative transaction will default on its obligations.”

8.  The discussion sub-captioned “The Fund’s Investments — Collateralized Loan Obligations” discusses collateralized loan obligations.  Please clarify whether the Fund’s investments in these instruments constitute in whole or in part repackaged obligations from other high risk pools.  If so add appropriate risk disclosure.

In response to the Staff’s comment, page 38 of the Registration Statement has been revised to state:

“When investing in CLOs, the Fund will not invest in equity tranches, which are the lowest tranche.  However, the Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or nonpayment of interest than more senior tranches of the CLO.  In addition, the Fund intends to invest in CLOs consisting primarily of individual Senior Loans of Borrowers and not repackaged CLO obligations from other high risk pools.”

9.  A later discussion sub-captioned “Credit-Linked Notes” discloses that: “The Fund may invest in credit-linked notes for risk management purposes.”  Please clarify what is meant by the underlined clause.  Does the Fund purchase credit-linked notes or does it create credit-linked notes?

In response to the Staff’s comment, page 40 of the Registration Statement has been revised to state the following:

“The Fund may purchase credit-linked notes for risk management purposes.”

In addition, in response to the Staff’s comment, the Fund confirms that it has no intention to sponsor credit-linked notes.

10. Disclosure under the caption “How the Fund Manages Risk” discusses how the Fund will achieve its secondary investment objective.  Please add disclosure to discuss that the Fund may have limited information when assessing Senior Loans and that the Fund’s ability to achieve its secondary investment objective is limited due to the nature of Senior Loans.  In addition, if the Fund intends to enter into hedging transactions to preserve capital please add disclosure to that effect.

In response to the Staff’s comment, page 62 of the Registration Statement has been revised to state the following:

“The ability of the Fund to achieve its secondary investment objective is limited due to the Fund’s investment policy of investing primarily in Senior Loans.  Senior Loans are usually rated below investment grade or may also be unrated. Even though Senior Loans are senior and secured in contrast to other below investment grade securities, which are often subordinated or unsecured, the risks associated with Senior Loans are similar to the risks of below investment grade securities. If a Borrower under a Senior Loan defaults, becomes insolvent or files for bankruptcy, the Fund may recover only a fraction of what is owed on the Senior Loan or nothing at all. Senior Loans are subject to a number of risks described elsewhere in this Prospectus, including credit risk, liquidity risk and management risk. See ‘‘Risks—Below Investment Grade Securities Risk,’’ ‘‘—Credit Risk’’ and ‘‘—Liquidity Risk.’’ There may be less readily available and reliable information about most Senior Loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act.”

In addition, in response to the Staff’s comment, the Fund confirms that it does not intend to enter into hedging transactions to achieve its secondary investment objective of preservation of capital.

11. Disclosure under the caption “Dividend Reinvestment Plan” indicates that if the market price of the common shares on the record date is equal to or exceeds 98% of the net asset value per share, the Fund will issue new common shares at a price equal to the greater of 98% of the net asset value per share . . . or . . .” 95% of market.  Reconcile this policy with the requirement under §23(b) of the 1940 Act.

In response to the Staff’s comment, the Fund respectfully submits that neither the issuance nor the distribution of a dividend under the Dividend Reinvestment Plan constitutes a “sale” as defined in Section 2(3) of the 1933 Act.  In Securities Act Release No. 929 (July 29, 1936), the Commission’s General Counsel provided that when an entity “declares a dividend payable at the election of the stockholder in cash or in securities, neither the declaration of the dividend, nor the distribution of securities to stockholders who elect to take the dividend in that form, would in my opinion constitute a sale within the meaning of the Securities Act.”  In the S.E.C. no-action letter Heizer Corporation (pub. Avail. Aug. 23, 1982), this same analysis was found to support the notion that a dividend paid in common stock was not subject to the restrictions of Section 23(b) because the declaration and distribution of such dividend was not a “sale” under the 1933 Act.

In addition, the Fund believes that even if the issuance or the distribution of a dividend under the Dividend Reinvestment Plan constituted a sale that the Fund may rely on Section 23(b)(1) with respect to its Dividend Reinvestment Plan, which provides an exception if the offering is “in connection with an offering to the holders of one or more classes of its capital stock.”  The Fund notes that the Dividend Reinvestment Plan is offered to all of its common shareholders.

In addition, the Fund respectfully resubmits it may further rely on Section 23(b)(2), which provides an exception if the Fund has obtained the “consent of the majority of its common stockholders”.  The Fund has received the consent of the Fund’s sole stockholder.

12.  Disclosure under the caption “Certain Provisions in the Agreement and Declaration of Trust” indicates that in connection with the conversion of the Fund to an open-end investment company, the Declaration of Trust requires the vote of 75% of each class of the Fund’s shares.   Please confirm that the Fund may impose a voting threshold that is higher than that required by the Investment Company Act for a conversion to an open-end investment company.  In addition, please confirm whether the Delaware Statutory Trust Act has a control share statute or similar provision.  If so, has the Fund opted into the scheme?

In response to the Staff’s comment, the Fund notes that pursuant to Section 13(a)(1) of the Investment Company Act, “No registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities (1) change its subclassification as defined in Section 5(a)(1) and (2) of this title or its subclassification from a diversified to a non-diversified company....”  The Fund believes that it may impose a higher voting threshold than that required by the Investment Company Act with respect to converting to an open-end fund.  In addition, the Fund notes that similar provisions are commonly used by closed-end investment companies.

In response to the Staff’s comment, the Fund confirms that the Delaware Statutory Trust Act does not contain a control share statute.  However, the Delaware General Corporate Law does contain a control share statute, which the Fund could elect to incorporate.  The Fund notes however that it has no intention of incorporating such provisions from the Delaware General Corporate Law.

Statement of Additional Information

13.  Disclosure under the caption “Investment Policies and Techniques - Cash Equivalents and Short-Term Debt Securities” states that: “For temporary defensive purposes or to keep cash on hand, the Fund may invest up to 100% of its Managed Assets in cash equivalents and short-term debt securities.” Please remove “cash on hand” from this sentence.”

In response to the Staff’s comment, page 9 of the Statement of Additional Information has been revised to state the following:

“For temporary defensive purposes, the Fund may invest up to 100% of its Managed Assets in cash equivalents and short-term debt securities.”

14. The types of short term securities the Fund may invest in for this purpose include securities issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.  At an appropriate location, add disclosure that these entities are in receivership or conservatorship.

In response to the Staff’s comment, page 9 of the Statement of Additional Information has been revised to state the following:

“In September 2008, Fannie Mae and Freddie Mac were placed under a conservatorship of the U.S. federal government.”

15. Disclosure under the caption “Management of the Fund” includes disclosure that is required pursuant to revised Item 18.5, 18.6, and 18.17.  See, Investment Company Act Release No. 29092 (December 16, 2009). We note that given the recent introduction of these items, we reserve the right to further review in later filings.

In response to the Staff’s comment, the Fund acknowledges the Staff may further review the new disclosure required pursuant to revised Items 18.5, 18.6, and 18.17 of Form N-2.

Please note that we have included certain changes to Amendment No. 3 other than those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 3 marked to reflect cumulative changes to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on April 28, 2010.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.             The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.             Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP